Filed by HCM II Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Terrestrial Energy Inc.

Commission File No.: 001-42252

Fox Business Interview: Transcript

Corporate Participants:

Liz Claman - The Claman Countdown

Simon Irish - CEO, Terrestrial Energy

Ernest Moniz - Former Energy Secretary, Senior Counsel to Advisory Board

The following is a transcript of a Fox Business interview

PRESENTATION

Liz Claman

--is the CEO of Terrestrial Energy, Simon Irish and Ernest Moniz, Terrestrial Energy's senior counsel to the Advisory Board. He is also, of course, the former Energy Secretary. Thank you both very much for joining us. Simon, I'm going to begin with you first. So you're going public by the fourth quarter. You just announced a deal with HCM Acquisition Corp, reverse merger, a SPAC, where they will take on your name, Terrestrial Energy. And tell us how the deal came about and when in the fourth quarter can expect this stock start to trade?

Simon Irish

Well, starting about six months ago, in the last six months of last year, we were approached by a number of SPAC sponsors to go public. And the market context [ph] was getting very interesting, because I think public market investors were increasingly realizing that there's a tremendous demand for innovative nuclear solutions to deal with that big demand stack we can see in front of us. That demand stack, which consists the big AI data centers that are coming online [ph] next decade.

So we had the opportunity to be a little bit selective in terms of who we dealt with and the SPAC sponsor that we thought was probably most suitable as a business partner for us to go public was HONDU [ph] Capital. Shawn Matthews, the former Chief Executive of Cantor Fitzgerald, recognizing that a SPAC is a financial transaction that you really do need to have a degree of financial sophistication acumen to get it done. It's in that respect, it was a very good match.

And also, Shawn came to the table with a team that had a very impressive capability when they first introduced themselves to us, in terms of understanding all the nuances and dynamics in the nuclear sector.

Liz Claman

Let's bring in Secretary Moniz on this, because you are very much the scientist here, although we know that Simon is also a brilliant guy as well, having gone to Stanford, right?

Simon Irish

Cambridge.

Liz Claman

Cambridge. Cambridge, exactly. Same thing [inaudible]. But I have to ask you, Mr. Secretary, what makes this one different from the other small modular nuclear operations that are suddenly proliferating throughout the United States? These companies are trying very hard to get up to speed, but this one uses molten salt instead of water to cool. Can you explain this?

Ernest Moniz

Yes. Well, in the conventional reactors that we have today, Liz, the water is used to both cool the reactor and to slow down the neutrons that are produced. Whereas in the molten salt, you have a salt--by the way, something like sodium chloride would be common salt, but chlorides, fluorides, they're very, very hot, so they're molten. They include the fuel there and they are safe.

There's been research on this done in the United States for many, many decades, especially at Oak Ridge. And now is the time to move it forward, especially because it has a very important characteristic compared to today's reactors, namely while it can also meet the surging electricity load, as Simon already described. It also operates at much higher temperature than current reactors. That gives it the chance to provide also, firm, constant heat, which is very, very useful for many industrial processes. So this reactor will really be able to take nuclear into a new regime.

Liz Claman

It sounds really unique and it feels like, I mean, you having been a nuclear physicist and taught at MIT, Mr. Secretary, makes it very impressive. But one thing we know about salt, table salt certainly, is that it is really corrosive. Have you worked that into the actual modeling of building these things out?

Ernest Moniz

Sure. And Simon can certainly elaborate, but there have been many innovations that the company has implemented. And also, there's a plan in terms of a replacement cycle, in terms of some of the core materials, some of the graphite that's in the reactor. And this is what will allow a long-term, essentially continuous operation. Frankly, in today's reactors, you also have to shut them down periodically every year, year and a half, to refuel and to do maintenance. And so this will be handled in terms of a replacement core in the same way.

Liz Claman

OK. Simon, let's talk a little bit more about that. And when we think of nuclear, we think of waste. Is there less waste in here? Is it running at different sort of metrics that make it more attractive than what some of the other guys out there are trying to do?

Simon Irish

Well, [inaudible]. I think what's very important to appreciate about what are the transformative advantages of our approach using molten salt reactor technology, which has been around for a long, long time, is that it's a much more efficient way to generate electricity. With that high temperature heat supply, you're able to run your steam turbines with 50% greater efficiency. Now, 50% of greater efficiency in the industrial world is not small. It's a transformative improvement, so we've got a transformative advantage on electric power generation. But with that efficiency, every consequence of your unintended--or undesired consequence your operation, is by construction so much smaller.

Liz Claman

You're partnering with Texas A&M to build your first molten salt reactor there, by what, mid 2030s?

Simon Irish

Mm-hmm.

Liz Claman

Regulatory hurdles? You've got to expect that, right?

Simon Irish

Yes. We're in the regulatory channel in the United States. We were very committed the regulatory channel with the Canadian Nuclear Safety Commission. And for about the last 10 years, we have, to some extent, been in stealth mode, committed to answering the really big questions concerning how you would commercialize this in a way which is compliant with [inaudible].

Liz Claman

Finally, Secretary Moniz, really quickly, for people who are still little fearful of nuclear, even though it is clean and it is very safe, that's been proven, what would you say to those people?

Ernest Moniz

Well, first of all, I think there's been a transformation globally in terms of everyone, including some environmental groups that were anti-nuclear, say, a decade ago, now saying that we absolutely need it to provide clean power that's also available 24/7. Wind and solar have made tremendous strides in cost reduction, for example, but the reality is, we need something that's not weather dependent, as well as core to the system, especially as the electricity demands grow as the opportunity for clean heat is realized. And so this reactor is among those that can really answer all of those needs, and that's why there's so much interest today in nuclear power.

I might just add, that the big so-called hyperscalers, the ones doing the big AI and data centers, they are very insistent that they want to get large amounts of kilowatt hours and of heat that is completely clean, and that's what a nuclear reactor will do.

Liz Claman

Well, we will watch very closely, especially in the fourth quarter, as both of you bring this to market. Thank you for joining us.

Ernest Moniz

Thank you.

Liz Claman

Simon and Mr. Secretary Moniz, we much appreciate--

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Additional Information and Where to Find It

In connection with the proposed Merger, HCM II and the Company intend to file with the SEC a Registration Statement, which will include a preliminary proxy statement of HCM II and a prospectus. The definitive proxy statement and other relevant documents will be mailed to shareholders of HCM II as of a record date to be established for voting on the Merger. Shareholders of HCM II and other interested persons are advised to read, when available, the preliminary proxy statement, and the definitive proxy statement, and any supplements or amendments to the preliminary and definitive proxy statements, because these documents will contain important information about HCM II, the Company, and the proposed transactions. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus once they are available, without charge, by directing a request to: HCM II Acquisition Corp, 100 First Stamford Place, Suite 330, Stamford, CT 06902. These documents, once available, and HCM II’s other filings and reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Participants in the Solicitation

HCM II and the Company, and their respective officers and directors, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of HCM II is set forth in HCM II’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

The information included herein includes “forward-looking statements” within the meaning of the federal securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the anticipated timing and benefits of the Merger, and HCM II’s or the Company’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, without limitation, statements regarding HCM II’s and the Company’s expectations with respect to future performance and anticipated financial impacts of the Merger, the satisfaction of the closing conditions to the Merger, and the timing of the completion of the Merger. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of the Company and/or HCM II), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by HCM II and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Merger; (2) the outcome of any legal proceedings that may be instituted against HCM II, the Company or others following the announcement of the Merger; (3) the inability to complete the Merger due to the failure to obtain approval of the shareholders of HCM II or the SEC’s declaration of the effectiveness of the Registration Statement (which will including the proxy statement/prospectus contained therein) to be filed by HCM II and the Company or to satisfy the minimum cash or other conditions to closing; (4) changes to the proposed structure of the Merger that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of HCM II to meet applicable listing standards following the consummation of the Merger; (6) the risk that the Merger disrupts current plans and operations of the Company as a result of the announcement and consummation of the Merger; (7) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, continue developing its properties, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Merger and the Domestication described in the Business Combination Agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Company and/or its related entities may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by the HCM II public shareholders; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HCM II’s prospectus dated August 15, 2024 and filed with the SEC on August 16, 2024 and HCM II’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither HCM II or the Company presently know, or that HCM II or the Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither HCM II nor the Company undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This Communication does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

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